

Jeff Grandia · 3rd

Partner - Horne REDi Health

Salt Lake City, Utah, United States · Contact info

HORNE

Experience

Partner
HORNE · Full-time
Sep 2021 - Present · 7 mos
Salt Lake City Metropolitan Area

Health Catalyst
9 yrs 6 mos

- **Senior Vice President**
  Jan 2019 - Sep 2021 · 2 yrs 9 mos
  Greater Salt Lake City Area
- **Senior Vice President Sales Operations**
  Nov 2016 - Sep 2021 · 4 yrs 11 mos
  Greater Salt Lake City Area
- **Vice President**
  Apr 2012 - Nov 2016 · 4 yrs 8 mos
  Salt Lake City, UT

Business Development
OneTel
Jan 2009 - Apr 2012 · 3 yrs 4 mos

Vice President
Cache Valley Electric
Oct 2003 - Jan 2009 · 5 yrs 4 mos

Global Account Manager
CenturyLink (Formerly Qwest)
1997 - 2003 · 6 yrs

Education

University of Utah - David Eccles School of Business
EMBA
2009 - 2011

Utah State University - Jon M. Huntsman School of Business
Bachelor, Information Systems
1993 - 1998

Davis High School
1991 - 1993